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                                                                   Exhibit(b)(2)


                      AMENDMENT TO THE CODE OF REGULATIONS



             RESOLVED, that the Code of Regulations of [the Registrant] be, and it hereby is, amended by adding the following Section 1.8 to Article I thereof:

       1.8 EMERITUS TRUSTEES. The Trustees may from time to time designate one or more former Trustees of the Trust as "Emeritus" Trustees for the limited purpose of providing advice and counsel to the Trustees in connection with the Trustees' management of the business and affairs of the Trust. Emeritus Trustees shall have no power to act on behalf of the Trust, shall not be members of the Board of Trustees and shall not be entitled to vote on any matter that comes before the Trustees."


Adopted:  December 14, 2000.